UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 19, 2024
2.	Regulation of the Investments Committee
3.	Regulation of the People and Sustainability Committee

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

June 19, 2024, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; and (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto.

Matters discussed and resolutions:

1. The members of the Board approved changes in the Regulations of the Investments Committee and the People and Sustainability Committee, as per the proposed texts.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Fabio Venturelli

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

Regulation
  DUTIES

1.1.	The Ultrapar Investments Committee (“Committee”) is a statutory advisory body linked to the Board of Directors, subject to the applicable laws and regulations, in particular the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão, the Company's Bylaws and this Internal Regulation (“Regulation”).
1.2.	During the performance of its activities, the Committee shall be responsible for complying with and enforcing this Regulation, and its members shall perform their functions in compliance with the duties of loyalty and diligence and maintaining the confidentiality of the information to which they have access.
1.3.	The Committee shall have the competencies assigned to it by the Company' s Bylaws, advising the Board of Directors in the following activities:

(a) evaluation, recommendation, and monitoring of M&A operations and relevant investments, in accordance with the policies adopted by the Company; and

(b) analyze and monitor the Company's capital allocation and its capital structure, as well as the portfolio management defined by the Board of Directors, including mergers and acquisitions operations.

2. ORGANIZATION AND COMPOSITION

2.1.     The Committee will have the composition set out in the Company's Bylaws.

2.1.1. In the event of vacancy in the office of a Committee member, the other Committee members shall be responsible for nominating a substitute to fulfill the remainder of the term of office must be ratified by the Board of Directors at the first subsequent meeting.

2.1.2. In event of absence or temporary unavailability of a Committee member, as long as there is no minimum quorum referred in Clause 3.4 below, the Committee Coordinator will nominate a person who will substitute temporarily the absent or impeded member. If the absent or impeded member is the Coordinator, the Chairman of the Board of Directors shall make the statement.

2.2.	The position of member of the Committee cannot be delegated, and all members must avoid any conflict situations that may affect the interests of the Company and its shareholders.

2.3.     The Board of Directors will also define the Coordinator of the Committee, who will be responsible for the following:

(a) call, hold and chair the meetings of the Committee;

(b) represent the Committee in its relationship with the Board of Directors, the Company's Board of Executive Officers, as well as with other internal bodies and committees;

(c) invite on behalf of the Committee, any participants to the meetings of the Committee; and

(d) comply and enforce this regulation by all members of the Committee.

2.4.	A Secretary shall be appointed to the Committee and its meetings. The Secretary shall be responsible for drawing up the minutes of the meetings, and for providing all necessary assistance for the full operation of the Committee. The Secretary shall also perform all acts requested.

3. OPERATION

3.1.	The Committee shall meet ordinarily at least 4 times a year and extraordinarily whenever convened by the Coordinator of the Committee, any of its members or by the Chairman of the Board of Directors. All decisions of the Committee must be mandatorily passed by the majority of members.
3.2.	The calls shall be provided by electronic communication, in advance as the matter in question requires and permit. The meetings will be held at the Company's headquarters, except when exceptional conditions recommend the meeting should be held elsewhere. The members may also participate in the meetings by conference call, videoconference or any other means of remote communication. The voting may be accepted electronically. The call may be waived whenever all members of the Committee are present at the meeting.
3.3.	The members of the Committee shall receive, at the time the meeting is called, all documentation related to the agenda of the meeting.
3.4.	The meetings will be held with the attendance of at least 2 of its members and the mandatory attendance of the Coordinator.
3.5.	The Committee may invite the members of the Board of Directors, Officers, internal and external employees of the Company to attend its meetings, for the provision of clarifications, as well as request the presence of any other persons holding information that is relevant or related to the matters under discussion or necessary to clarify possible issues.
3.6.	The affairs, recommendations, discussions and reports of the Committee shall be recorded in the minutes of its meetings, which shall be signed by the members of the Committee present. These minutes shall provide the relevant points of discussions, the list of attendance, the justified absences, the measures taken, the recommendations and any points of disagreement between the members. The Committee coordinator, or in his absence, his substitute in the meeting, shall be responsible for the tiebreaker, in addition to his vote, when necessary. The supporting documents of the meetings will be filed at the Company's headquarters.

4. FINAL PROVISIONS

4.1.     The Committee shall:

(a) ensure the interests of the Company, within the scope of its duties; and

(b) guide its conduct according to the highest ethical standards and comply with the good corporate governance practices in the Company.

4.2.	The Committee may invite specialists and request the hiring of external consultants to analyze and discuss topics under its responsibility, ensuring the integrity and confidentiality of the work.

4.3.     The Committee shall resolve any matter not addressed in this Regulation.

re
  DUTIES
1.1.	The Ultrapar People and Sustainability Committee (“Committee”) is a statutory advisory body linked to the Board of Directors, on a permanent basis, subject to the applicable laws and regulations, in particular the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão, the Company's Bylaws and this Internal Regulation (“Regulation”).
1.2.	During the performance of its activities, the Committee shall be responsible for complying with and enforcing this regulation, and its members shall perform their functions in compliance with the duties of loyalty and diligence and maintaining the confidentiality of the information to which they have access.
1.3.	The Committee shall have the competencies assigned to it by the Company's Bylaws and, in order to properly fulfill its duties, the Committee shall also:
(a)	evaluate and show its opinion on changes in the organizational structure of Ultrapar and its controlled companies in Brazil and abroad (companies called “Ultra”);

(b)  evaluate and show its opinion on the designation of the Ultra Directors;

(c)   evaluate and show its opinion on long term incentives to be granted to Ultra executives;

(d)  evaluate and show its opinion on the evaluation program of the Ultra Directors;

(e)  monitor and evaluate the talent development program and the potential leader program of Ultra;

(f)  to monitor the conclusion of organizational climate surveys conducted periodically by Ultra;

(g)  to support the Chief Executive Officer in his specific demands, regarding to Committee's scope;

(h)  evaluate and show its opinion on Board of Executive Officers compensation and benefits;

(i)  evaluate and show its opinion on compensation of the Board of Directors and its committees;

(j)	endeavor and monitor the actions and goals proposed by the Management related to the sustainability of operations and the development of its material topics, as well as monitoring their compliance; and

(k) perform other duties that may be defined by the Board of Directors.

2. ORGANIZATION AND COMPOSITION

2.1.  The Committee will have the composition set out in the Company's Bylaws.

2.1.1 In the event of vacancy in the office of a Committee member, the other Committee members shall be responsible for nominating a substitute to fulfill the remainder of the term of office must be ratified by the Board of Directors at the first subsequent meeting.

2.1.2 In event of absence or temporary unavailability of a Committee member, as long as there is no minimum quorum referred in Clause 3.4 below, the Committee Coordinator will nominate a person who will substitute temporarily the absent or impeded member. If the absent or impeded member is the Coordinator, the Chairman of the Board of Directors shall make the statement.

2.2.	The position of member of the Committee cannot be delegated, and all members must avoid any conflict situations that may affect the interests of the Company and its shareholders.

2.3.     The Board of Directors will also define the Coordinator of the Committee, who will be responsible for the following:

(a) call, hold and chair the meetings of the Committee;

(b) represent the Committee in its relationship with the Board of Directors, the Company's Board of Executive Officers, as well as with other internal bodies and committees;

(c) invite on behalf of the Committee, any participants to the meetings of the Committee; and

(d) comply and enforce this regulation by all members of the Committee.

2.4.	A Secretary shall be appointed to the Committee and its meetings. The Secretary shall be responsible for drawing up the minutes of the meetings, and for providing all necessary assistance for the full operation of the Committee. The Secretary shall also perform all acts requested.

3. OPERATION

3.1.	The Committee shall meet ordinarily at least 4 times a year and extraordinarily whenever called by the Coordinator of the Committee, any of its members or by the Chairman of the Board of Directors. All decisions of the Committee must be mandatorily passed by the majority of members.
3.2.	The calls shall be provided by electronic communication, in advance as the matter in question requires and permit. The meetings will be held at the Company's headquarters, except when exceptional conditions recommend the meeting should be held elsewhere. The members may also participate in the meetings by conference call, videoconference or any other means of remote communication. The voting may be accepted electronically. The call may be waived whenever all members of the Committee are present at the meeting.
3.3.	The members of the Committee shall receive, at the time the meeting is called, all documentation related to the agenda of the meeting.
3.4	The meetings will be held with the attendance of at least 2 of its members and the mandatory attendance of the Coordinator.
3.5.	The Committee may invite the members of the Board of Directors, Officers, internal and external employees of the Company to attend its meetings, for the provision of clarifications, as well as request the presence of any other persons holding information that is relevant or related to the matters under discussion or necessary to clarify possible issues.
3.6.	The affairs, recommendations, discussions, and reports of the Committee shall be recorded in the minutes of its meetings, which shall be signed by the members of the Committee present. These minutes shall provide the relevant points of discussions, the list of attendance, the justified absences, the measures taken, the recommendations and any points of disagreement between the members. The Committee Coordinator, or in his absence, his substitute in the meeting, shall be responsible for the tiebreaker, in addition to his vote, when necessary. The supporting documents of the meetings will be filed at the Company's headquarters.

4. FINAL PROVISIONS

4.1.     The Committee shall:

(a) ensure the interests of the Company, within the scope of its duties; and

(b) guide its conduct according to the highest ethical standards and comply with the good corporate governance practices in the Company.

4.2.	The Committee may invite specialists and request the hiring of external consultants to analyze and discuss topics under its responsibility, ensuring the integrity and confidentiality of the work.

4.3.     The Committee shall resolve any matter not addressed in this Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 19, 2024, Regulation of the Investments Committee and Regulation of the People and Sustainability Committee)